[redacted]

SEC Mail Processing Section

AUG 2 8 2008

Washington, DC 105

SECURIT ... ION

08032567

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. (972) 733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates, LLLP
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway, Suite 650	Dallas	Texas	75240-6217
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ADRIANA G. GARCIA
Notary Public, State of Texas
My Commission Expires 01-13-11

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

VINK TEAGUE & ASSOCIATES, LLLP

Certified Public Accountants & Management Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2008 and 2007 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2008 and 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
August 22, 2008

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2008	June 30, 2007
Cash	$ 1,667	$ 173,442
Deposit with clearing organization	50,000	50,000
Receivable from broker - dealer	16,517	34,666
Marketable securities owned, at market value (Note B)	194,021	79,678
Receivable from shareholders	1,300	1,300
Income tax receivable (Note E)	700	700
Property and equipment, net of accumulated depreciation of $12,738 and $12,237 in 2008 and 2007, respectively	-	501
Deferred income taxes (Note E)	9,761	9,150
Other	11,003	11,410
	$ 284,969	$ 360,847

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Accounts payable	$ 129	$ 360
Payable to broker - dealer	3,460	-
State income tax payable (Note E)	-	2,059
Deferred income taxes (Note E)	5,964	6,545
Deferred rent	1,897	4,005
Total liabilities	11,450	12,969
Shareholders' equity (Note G):		
Common stock, $1 par value; authorized - 500,000 shares; 7,000 and 8,500 shares issued and outstanding in 2008 and 2007, respectively	7,000	8,500
Capital in excess of par value	51,023	86,512
Retained earnings	215,496	252,866
	273,519	347,878
	$ 284,969	$ 360,847

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30,	
	2008	2007
REVENUES:		
Commissions	$ 392,992	$ 383,170
Interest	61,313	58,725
Dividends	7,894	2,004
Net dealer inventory and investment gains	66,865	88,096
Other	39,760	6,634
	568,824	538,629
EXPENSES:		
Employee compensation and benefits	390,021	332,704
Floor brokerage and clearance fees	63,813	67,876
Other operating expenses	100,628	98,515
Pension and profit sharing contributions (Note D)	32,800	27,000
Interest	124	475
	587,386	526,570
(Loss) income before income tax benefit (expense)	(18,562)	12,059
INCOME TAX BENEFIT (EXPENSE) (Note E)	1,192	(1,355)
Net (loss) income	$ (17,370)	$ 10,704

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2008 and 2007

	Common Stock No. Shares	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Total
BALANCE AT JUNE 30, 2006	8,500	$ 8,500	$86,512	$ 247,262	$ 342,274
Distributions paid to shareholders	-	-	-	(5,100)	(5,100)
Net income	-	-	-	10,704	10,704
BALANCE AT JUNE 30, 2007	8,500	8,500	86,512	252,866	347,878
Purchase of stock	(1,500)	(1,500)	(35,489)	-	(36,989)
Distributions paid to shareholders	-	-	-	(20,000)	(20,000)
Net loss	-	-	-	(17,370)	(17,370)
BALANCE AT JUNE 30, 2008	7,000	$ 7,000	$51,023	$ 215,496	$ 273,519

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (17,370)	$ 10,704
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	501	1,383
(Increase) decrease in:		
Receivable from broker - dealer	18,149	(15,180)
Marketable securities owned	(114,343)	168,540
Other assets	405	1,394
Deferred income taxes	(1,192)	(704)
Increase (decrease) in:		
Accounts payable	(229)	(1,534)
Payable to broker - dealer	3,460	-
State income tax payable	(2,059)	2,059
Deferred rent	(2,108)	(2,707)
	(97,416)	153,251
Net cash (used in) provided by operating activities	(114,786)	163,955
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Purchase and retirement of stock	(36,989)	-
Distributions paid to shareholders	(20,000)	(5,100)
	(56,989)	(5,100)
NET (DECREASE) INCREASE IN CASH	(171,775)	158,855
CASH AT BEGINNING OF YEAR	173,442	14,587
CASH AT END OF YEAR	$ 1,667	$ 173,442
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 124	$ 475
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2008 or 2007.

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	3-7
Automobiles	5

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2008 and 2007.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from broker - dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently. At June 30, 2008 and 2007, the Company had no securities sold, but not yet purchased.

Reclassifications

Certain reclassifications have been made to the financial statements at June 30, 2007 and for the year then ended to conform to the June 30, 2008 presentation.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2008	2007
Owned		
Corporate stocks - marketable	$194,021	$79,678
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$ -	$ -

NOTE C - MAJOR CUSTOMER INFORMATION

For the years ended June 30, 2008 and 2007, the Company had one customer that accounted for approximately 23% of net commissions. The Company had another customer that accounted for approximately 12% of net commissions for the year ended June 30, 2008.

NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. No contributions were made to the profit sharing plan for the years ended June 30, 2008 and 2007. Contributions to the plan are determined at the discretion of the Board of Directors. All contributions are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and were $32,800 and $27,000 for the years ended June 30, 2008 and 2007, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates, or tax methodology, is recognized in income in the period that includes the enactment date.

The provision for federal income taxes and the amount computed using the statutory federal income tax rate is reconciled using the statutory tax effect on permanent tax differences. These include fifty percent of entertainment and meals, officers' life insurance and seventy percent of dividends earned.

In 2007, the State of Texas changed the methodology and tax rates for computing state taxes on income to a gross margin model. Deferred state income taxes for the year ended June 30, 2007 were adjusted to reflect the change in methodology and rates. Deferred taxes resulting from net operating loss carryforwards, available at 2.5% through June 30, 2017 and at 7.5% for the period June 30, 2018 through June 30, 2027, are immaterial.

NOTE E - INCOME TAXES - CONTINUED

Income tax benefit (expense) consists of the following:

	Year Ended June 30,	
	2008	2007
Current tax payable:		
Federal	$ -	$ -
State	-	(2,059)
	-	(2,059)
Deferred tax expense:		
Federal	1,192	1,098
State	-	(394)
	1,192	704
Income tax benefit (expense)	$1,192	$(1,355)

At June 30, 2007, the Company had a net operating loss carryforward of approximately $40,200 for federal income tax purposes expiring $26,400 and $13,800 in 2026 and 2027, respectively.

For the years ended June 30, 2008 and 2007, deferred income tax expense results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

	June 30,	
	2008	2007
Deferred tax assets:		
Depreciation	$ 3,737	$4,394
Accounts payable	19	54
Net operating loss carryforward	6,024	4,756
Deferred rent	285	601
Wash sales	-	(58)
	10,065	9,747
Deferred tax liabilities:		
Accounts receivable	2,477	5,200
Prepaid expenses	1,650	1,711
Marketable securities	2,140	231
	6,268	7,142
Net deferred tax asset	$ 3,797	$2,605

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2008 and 2007, or at any time during the years then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2008 and 2007, the Company had net capital of $214,845 and $312,599, respectively, which was $114,845 and $212,599, respectively, in excess of its required capital of $100,000. At June 30, 2008 and 2007, the Company had $5,486 and $6,425, respectively, of aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2009	$12,082

During the years ended June 30, 2008 and 2007, rent expense was $12,082 and $16,064, respectively.

NOTE I - RELATED PARTY TRANSACTIONS

During each of the years ended June 30, 2008 and 2007, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $5,500 as payment for administrative and bookkeeping services performed on their behalf.

SUPPLEMENTAL INFORMATION

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

Aggregate indebtedness -	
Total liabilities	$ 11,450
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	5,964
Total aggregate indebtedness	$ 5,486
Net capital -	
Total shareholders' equity	$273,519
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	22,064
Haircuts on securities: stocks and options	30,127
Undue concentration	6,483
Net capital	$214,845
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$100,000
Excess net capital	$114,845
Ratio of aggregate indebtedness to net capital	0.026 to 1

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$221,563
Net audit adjustments	(6,718)
Net capital, as reported herein	$214,845
Aggregate indebtedness as previously reported (unaudited X-17A-5)	4,937
Net audit adjustment	549
Aggregate indebtness, as reported herein	$ 5,486

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

The independent auditors' report should be read in connection with this supplemental information.

L.B. FISHER & COMPANY

INDEPENDENT AUDITOR'S REPORT

ON

INTERNAL CONTROL

June 30, 2008

VINK TEAGUE & ASSOCIATES, LLLP
Certified Public Accountants & Management Consultants

Board of Directors and Shareholders
L.B. Fisher & Company

In planning and performing our audit of the financial statements of L.B. Fisher & Company (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vinh Jaquet Associates

Dallas, Texas
August 22, 2008

END